July 28, 2010

BY HAND AND BY EDGAR

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

RE:	FundCore Institutional Income Trust Inc.
Amendment No. 1 to Registration Statement on Form S-11
(File No. 333-167420)

Dear Mr. Kluck:

On behalf of FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11 filed with the Commission on June 9, 2010.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 9, 2010 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

FundCore Institutional Income Trust Inc.

July 28, 2010

General

1.	We note that you will calculate NAV at the end of each month following the offering period and that NAV will be the price at which new shares are offered for sale under the dividend reinvestment plan and that NAV will be the price at which shares are repurchased under the share repurchase program. Please note that the prospectus used in the continuous offering will not be a Section 10(a) compliant prospectus unless it has been supplemented with the most recent pricing supplement. Also, please advise us how the NAV price of the securities will be disclosed to investors at the time of purchase.

The Company notes the Staff’s comment and has revised the disclosure throughout the Registration Statement to describe that, on the last business day of each month beginning on the last business day of the month following the end of the offering period (including any extensions of the offering period), the Company will calculate NAV per share and will file with the Commission a prospectus supplement disclosing such calculation. In addition, the Company has revised the disclosure throughout the Registration Statement to indicate that it will also post its monthly NAV per share calculation on its website www.fundcoreinvestments.com, which will contain hyperlinks to the Company’s prospectus for this offering, including any supplements and amendments.

2.	Please provide detailed disclosure regarding the method you will use to calculate NAV on a monthly basis. For example only, please disclose how you will determine the value of your assets and whether you will rely on third parties to make these determinations.

The Company has revised the disclosure on page 56 of the Registration Statement in response to the Staff’s comment.

3.	We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that neither it nor any of its subsidiaries is required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

FundCore Institutional Income Trust Inc.

July 28, 2010

The Company expects certain of its majority-owned subsidiaries to qualify for an exemption from registration under the 1940 Act as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of such subsidiaries’ assets must be comprised of qualifying real estate assets and at least 80% of each of their portfolios must be comprised of qualifying real estate assets and real estate-related assets under the 1940 Act.

In addition, certain of its majority-owned subsidiaries may rely on the exemption provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C).

As disclosed in the Registration Statement, the Company does not intend to invest in non-real estate-related securities and will seek to construct a portfolio, through investments in its subsidiaries, that is made up of approximately 75% first mortgage loans with the balance of the portfolio containing other qualifying real estate assets and real estate-related assets, including subordinated debt (B-Notes and mezzanine loans), commercial mortgage-backed securities (“CMBS”), bridge loans and preferred equity interests in entities primarily engaged in real estate businesses and other investments. Thus, the Company’s subsidiaries relying on Section 3(c)(5)(C) of the 1940 Act, will operate in a manner so that:

1.	At least 55% of its assets will consist of qualifying real estate assets, which will primarily include:

a.	commercial mortgage loans (including first mortgage loans and other mortgage loans);

b.	certain B-Notes and mezzanine loans that satisfy the conditions set forth in recent SEC staff no-action letters (the “Relevant No-Action Letter Conditions”);

c.	CMBS that are controlling class CMBS and below investment grade classes of CMBS that satisfy the requirements set forth in the registration statement for JER Investors Trust initial public offering (“Qualifying CMBS”); and

FundCore Institutional Income Trust Inc.

July 28, 2010

d.	bridge loans that constitute qualifying real estate assets (i.e., loans fully secured by real estate over which the Company has the unilateral right to foreclose—they are deemed “bridge loans” because it is contemplated the borrower will replace them with subsequent financing).

2.	At least 80% of its assets will consist of qualifying real estate assets and real estate-related assets. The real estate-related assets primarily will include:

a.	CMBS securities that are not Qualifying CMBS;

b.	B-Notes and mezzanine loans that do not satisfy the Relevant No-Action Letter Conditions; and

c.	bridge loans (that do not constitute qualifying real estate assets) and preferred equity that constitute real estate-related assets.

The Company will be structured so that, after the completion of its initial investment period, the combined value of its investments in wholly-owned or majority-owned subsidiaries that will not rely on Section 3(c)(1) or 3(c)(7) for its 1940 Act exemption will at all times exceed 60% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. As a result, we expect that at all times after the initial investment period the value of the “investment securities” held by the Company, including investments in any subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, we believe the Company will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be a holding company primarily engaged in non-investment company businesses through its subsidiaries.

4.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

FundCore Institutional Income Trust Inc.

July 28, 2010

The Company notes the Staff’s comment and the Company is submitting to you supplementally as Annex A a brochure that it intends to use as sales material. The Company will submit all additional written sales materials to the Commission for review and approval prior to use, in compliance with Item 19.D of Industry Guide 5.

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

The Company advises the Staff that our counsel on this offering had a discussion on June 17, 2010 with Mr. Daniel Duchovny of the Commission’s Office of Mergers and Acquisitions concerning our proposed share repurchase program for this offering. Our counsel previously had conversations with Mr. Duchovny regarding the proposed share redemption plan for Industrial Income Trust Inc. (“IIT”) filed with the Commission on May 22, 2009 when counsel represented the dealer manager for the IIT offering. The IIT issuer’s counsel (Greenberg Traurig LLP) and the dealer manager’s counsel provided information regarding the share redemption plan for the IIT offering to the Office of Mergers and Acquisitions, including a description of the plan. The IIT share redemption plan was revised as requested by Mr. Duchovny. The share repurchase program proposed by the Company is consistent with the IIT share redemption plan as revised pursuant to discussions with Mr. Duchovny in 2009. Therefore, the Company believes that the proposed share repurchase program is consistent with prior relief granted by the Commission’s Office of Mergers and Acquisitions. In our counsel’s conversation with Mr. Duchovny on June 17, 2010 regarding our proposed share repurchase program, Mr. Duchovny advised that the Staff should contact him if there remain any questions regarding our proposed share repurchase program.

6.	It appears that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

FundCore Institutional Income Trust Inc.

July 28, 2010

The Company has analyzed the applicability of Regulation M to its share repurchase program and has reviewed the program to ensure consistency with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted Alston & Bird LLP, dated October 22, 2007. At this time, the Company does not have any questions about the share repurchase program but will contact the Division of Trading and Markets should such questions arise.

7.	We note disclosure throughout the prospectus regarding management’s experience with Merrill Lynch and other real-estate related businesses and the specific performance information that you have provided for these entities. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of these entities. For example, please balance this disclosure with a discussion of any major adverse business developments. In addition, please remove performance information from the summary section. Performance information for companies other than the issuer is not appropriate for the prospectus summary.

The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s comment. The Company has also removed the prior performance disclosure from the summary section of the Registration Statement in response to the Staff’s comment.

8.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 including prior performance disclosure. See Securities Act Release 33-6900 (June 17, 1991). Also, we note your related disclosure on page II-6. Please advise us whether your sponsors include affiliates of FundCore Real Estate LLC such as the natural persons that have ultimate voting or dispositive control over FundCore Real Estate LLC’s securities and advise us whether your sponsors have sponsored any other programs as applicable under Industry Guide 5.

The Company notes the Staff’s comment and believes it has provided the disclosures required by Industry Guide 5, including prior performance information of the sponsor, FundCore Real Estate LLC, and its affiliates, which include the natural persons that have ultimate voting and dispositive control over FundCore Real Estate LLC. The Company has revised the disclosures throughout the Registration Statement, including on page II-6, to clarify that FundCore Real Estate LLC, a manager-managed LLC, is directly or indirectly majority owned by Messrs. Ball, Davis, Kukulka and Mulligan, who are the joint managers and have ultimate voting and dispositive control over FundCore Real Estate LLC, with a 51% economic and a 100% voting interest.

FundCore Institutional Income Trust Inc.

July 28, 2010

9.	We note that Mr. Ball served as the head of Merrill Lynch Mortgage Lending. Please tell us whether he made the investment decisions on behalf of this entity.

The Company notes for the Staff that, as head of Merrill Lynch Mortgage Lending (“MLML”), Mr. Ball was a member of the credit committee, which committee made final loan origination decisions by a majority vote. The composition of the credit committee was dependent on the transaction size. For smaller transactions (typically up to $100 million), the credit committee was entirely comprised of senior managers within MLML. Generally, for transactions larger than $100 million, in addition to senior managers within MLML, the credit committee included members from various groups within the firm, including corporate credit, risk management, finance and legal. For the largest transactions, the credit committee might also include the division president.

10.	We note that your asset management fee is equal to one-twelfth of 1% of the sum of the cost of all your gross assets. In the summary, risk factors and conflicts of interest sections, please discuss the conflict of interest for the advisor in regards to the management fee being based on a percent of the costs of the assets and not the value of assets and how such fee will not be decreased if the assets acquired lose value.

The Company has revised the disclosure in the summary, risk factors and conflicts of interest sections of the Registration Statement in response to the Staff’s comment.

11.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on page 2, without limitation, the following examples:

•

“Commercial banks, which historically represented the largest source of commercial real estate mortgage capital, have sharply reduced loan origination as they focus on repairing their balance sheets and working out troubled loans. Moreover, recent regulatory changes have facilitated bank’s keeping impaired real estate loans on their balance sheets, likely limiting banks’ new loan origination volumes for the foreseeable future.”

•

The commercial mortgage backed securities (“CMBS”) market, which was the second largest source of mortgage capital and which provided $230 billion of liquidity to commercial real estate in 2007, has contracted meaningfully, with approximately $22 billion of issuance between the beginning of 2008 and March 31, 2010. Six of the largest CMBS lenders (Wachovia, Lehman Brothers, Bear Steams, Merrill Lynch, LaSalle and Countrywide), which provided over $70 billion of CMBS financing in 2007, have merged or declared bankruptcy. Many of the CMBS lenders that remain have incurred substantial losses in the CMBS and/or whole loan portfolios, which we believe have limited their appetite for re-entering the market in a significant way.”

FundCore Institutional Income Trust Inc.

July 28, 2010

•

“The life insurance companies, historically a significant source of commercial real estate mortgage capital, continue to originate loans, but are doing so at lower leverage points and on a selective basis. We anticipate that the life insurance companies will increase their loan originations in 2010. However, the life companies represent a relatively small share of the mortgage market.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

The Company is submitting to you supplementally as Annex B support for all quantitative and qualitative business and industry data used in the Registration Statement. The Company confirms that none of the supporting materials were prepared specifically for it in connection with this offering.

12.	Please revise the summary and risk factors sections to limit some of the detailed discussions to other sections of the prospectus. For example, the discussion of the impact of the 1940 Act on pages 16 and 25-26 should be discussed in detail elsewhere in the body of the prospectus.

The Company has revised the disclosure in the summary and risk factors sections of the Registration Statement in response to the Staff’s comment. With respect to the discussion of the impact of the 1940 Act on pages 16 and 25-26 of the Registration Statement, the Company duly notes the Staff’s comment and respectfully declines to revise the discussion of the impact of the 1940 Act until such discussion has been reviewed by the Division of Investment Management. Following the review of the Division of Investment Management, the Company will revise the discussion if the Staff and the Division of Investment Management believe that further revisions are appropriate.

13.	Please advise us how you complied with the financial statement requirements of Regulation S-X or revise to include this information in your amended registration statement.

The Company has revised the disclosure to include the financial statement information required by Regulation S-X.

FundCore Institutional Income Trust Inc.

July 28, 2010

Prospectus Cover Page

14.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

The Company has revised the cover page of the prospectus in response to the Staff’s comment.

15.	Please expand the summary risk factor in the fifth bullet point to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to your disclosure on page 5 and elsewhere as appropriate.

The Company has revised the disclosure on the cover page of the prospectus and pages 5 and 12 of the Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

Mezzanine Loans, page 3

16.	Please explain what you mean by the term “multi-tranched.”

The Company has revised the disclosure on page 51 of the Registration Statement in response to the Staff’s comment.

What are your leverage policies?, page 5

17.	Please clarify whether the 75% limit is set forth in your articles of incorporation. If not, please disclose that there is no limit on the amount of leverage you may use. Additionally, please revise the risk factor on page 35 and your disclosure on page 54 as appropriate.

The Company notes the Staff’s comment and clarifies for the Staff that the 75% limit is set forth in the Company’s articles of incorporation. The Company has revised the disclosure on pages 5, 35, 52 and 54 of the Registration Statement in response to the Staff’s comment.

What is our advisor’s competitive advantage?, page 6

18.	Please provide disclosure regarding the years of experience of the members of the advisor’s management team and investment committee on an individualized basis rather than an aggregated basis or remove this disclosure. Please make similar revisions to the disclosure on pages 78 and II-6 in which you discuss the average years of experience of your sponsors.

FundCore Institutional Income Trust Inc.

July 28, 2010

The Company has revised the disclosure on pages 83 and II-6 of the Registration Statement in response to the Staff’s comment.

What are the fees that will be paid…?, Page 11

19.	Please revise the table to provide clear, specific disclosure regarding your fee amounts. As appropriate, please provide more succinct descriptions or definitions and consider the use of subheadings and a separate column for payments. For example, please revise the table to include the amount of the asset management fee if the minimum and maximum proceeds are raised and if such proceeds are fully leveraged.

The Company has revised the disclosure on pages 11 and 80-81 of the Registration Statement in response to the Staff’s comment.

20.	Please discuss in greater detail how your asset management fee is calculated on a monthly basis such as whether the fee is calculated based on the cumulative cost of all gross assets.

The Company has revised the disclosure on pages 11 and 80-81 of the Registration Statement in response to the Staff’s comment.

21.	Please disclose whether there is any limit on the amount of organization and offering costs that you intend to reimburse to your advisor aside from the $1,000,000 to be used to reimburse the out-of-pocket costs of the primary dealer and the participating broker-dealers. For example, please disclose whether there is a limit on the due diligence costs you will reimburse to your advisor.

The Company has revised the disclosure on pages 11 and 80-81 of the Registration Statement in response to the Staff’s comment.

22.	We note that you intend to pay your advisor an incentive fee according to your disclosure on pages 24 and 71. Please add this disclosure to the table and provide a description of this fee. Please make similar revisions to the table on page 75.

The Company does not intend to pay the advisor an incentive fee and has revised the disclosure on pages 24 and 76 of the Registration Statement in response to the Staff’s Comment.

23.	Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

FundCore Institutional Income Trust Inc.

July 28, 2010

As disclosed throughout the Registration Statement, the Company will be externally managed and advised by FundCore Advisor LLC, the Company’s advisor. The Company will pay asset management fees to the advisor and will reimburse the advisor for the expenses it incurs in connection with its provision of services to the Company other than personnel costs in connection with services for which the advisor receives asset management fees. We note for the Staff that such personnel costs for which the advisor will not be reimbursed by the Company includes salaries and benefits to be paid to the Company’s named executive officers.

What is the ownership structure… page 14

24.	Please disclose in a footnote to the table the ownership percentage in HRP Debt Partners and Black Creek Debt Partner by the natural persons listed in the table.

The Company has revised the disclosure on page 14 of the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that none of the natural persons listed in the table directly or indirectly own more than 33.33% of HRP Debt Partners or Black Creek Debt Partners, respectively. The Company respectfully submits that the actual percentage ownership by each natural person is not material to an investor. Furthermore, the disclosure of such information could have significant adverse commercial implications for the sponsor both with respect to its employees as well as its third party relationships.

Risk Factors, page 18

You are limited in your ability to sell your shares … and you may not receive the price you paid, page 28

25.	Please discuss here or in a separate risk factor that the NAV per share could be less than the price paid per share and explain how this may occur.

The Company has revised the disclosure on page 28 of the Registration Statement in response to the Staff’s comment.

Estimated Use of Proceeds, page 47

26.	Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

The Company has revised the disclosure on page 47 of the Registration Statement in response to the Staff’s comment.

FundCore Institutional Income Trust Inc.

July 28, 2010

27.	In this section, please provide your anticipated holdings in each target asset class.

The Company has revised the disclosure on page 47 of the Registration Statement in response to the Staff’s comment.

28.	Please disclose whether your affiliates may purchase shares in the offering or if they intend to purchase any of your shares privately.

The Company has revised the disclosure on page 47 of the Registration Statement in response to the Staff’s comment.

Business, Investment Objectives, and Policies, page 49

Borrowing Policies, page 54

29.	Please describe in greater detail the types of borrowing that the company may enter into. For example, please discuss whether the company will enter into repurchase agreements.

The Company has revised the disclosure on page 54 of the Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 56

30.	Please clarify whether you have identified any sources to provide you with secured or unsecured financing.

The Company has revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

Management, page 62

Directors and Executive Officers, page 65

31.	We note that Mr. Ball will serve as one of your directors. Please provide all of the disclosure required by Item 401(e) of Regulation S-K.

The Company has revised the disclosure on page 70 of the Registration Statement in response to the Staff’s comment.

32.	Please revise your disclosure of the experience of your officers and other significant employees to provide the year each individual’s employment began and ended with each entity where he was employed. To the extent each individual held a title during their tenure at an entity, please disclose the title held and the time period during which this title was held. For example only, please provide the year Mr. Taragin commenced working for Merrill Lynch and when his employment ended. Additionally, please disclose when he became the First Vice President and Senior Financial Officer.

FundCore Institutional Income Trust Inc.

July 28, 2010

The Company has revised the disclosure on pages 70-71 of the Registration Statement in response to the Staff’s comment.

The Advisor and the Advisory Agreement, page 67

33.	Please briefly describe the fiduciary obligations of your officers who are employees of your Advisor.

The Company has revised the disclosure on page 72 of the Registration Statement in response to the Staff’s comment to describe that, the officers of the Company who are employees of the advisor, as agents of the Company, are subject to general agency principles under Maryland law. These principles include exercising reasonable care and skill in the performance of his or her responsibilities and the duties of loyalty, good faith and candid disclosure.

Conflicts of Interest, page 79

Interests in Other Real Estate Ventures and Activities, page 79

34.	Please revise to disclose the number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Please also clarify how many of these other affiliate programs you will compete with for investments. Provide similar clarification in the appropriate risk factor.

The Company has revised the disclosure on page 84 of the Registration Statement in response to the Staff’s comment. While the Company respectfully agrees that it is important to inform investors of the magnitude of programs that will compete for the time of the advisor, its affiliates and related parties, the Company believes that the disclosure in the Registration Statement is clear that the number of programs is numerous and may change as ventures are closed or new ventures are formed and that the advisor, its affiliates and related parties will have conflicts of interests in allocating their time between the Company and other activities in which they are or may become involved.

FundCore Institutional Income Trust Inc.

July 28, 2010

Description of Capital Stock, page 83

Restriction on Ownership and transfer of Shares of our Stock, page 84

35.	We note your disclosure that individuals that acquire or attempt to acquire beneficial or constructive ownership that would violate your restrictions must give immediate written notice. We also note that individuals that propose or attempt such transactions must give written notice at least 10 business days prior to the transaction. Please revise your disclosure to clarify whether an individual must give immediate notice or 10 business days regarding an attempted transaction. Currently, the disclosure appears to provide contradictory timelines. Additionally, to the extent an individual must provide immediate notice, please explain what constitutes “immediate written notice.”

The Company notes the Staff’s comment. In connection with the restrictions on ownership and transfer of shares of the Company’s common stock in order for the Company to qualify as a REIT and preserve such status, two different notices are required under the Company’s charter. If a person proposes or attempts to acquire ownership of the Company’s common stock in violation of the REIT restrictions, he or she must give at least 15 days prior written notice before completing the acquisition. If a person actually acquires stock in violation of the REIT restrictions, he or she must give written notice of the acquisition immediately thereafter (i.e. as soon as reasonably practicable). The Company has revised the disclosure on page 90 of the Registration Statement to clarify these two separate notice requirements in response to the Staff’s comment.

Share Repurchase Program, page 87

36.	We note that investors that have held their shares for one year may request that you repurchase their shares at a price equal to NAV per share. We further note that the offering period will extend one year beyond the escrow period and that the offering period may be extended. Please clarify whether you may start calculating NAV earlier than the close of the offering period for purposes of the share repurchase program.

The Company has revised the disclosure on pages 92-93 of the Registration Statement in response to the Staff’s comment to clarify that it will not start calculating NAV earlier than the close of the offering period, even if extended, for purposes of the share repurchase program.

Liquidity Event, page 89

37.	Please discuss whether your corporate charter requires a liquidity event. Also discuss who will make the determination as to whether the company will return capital to investors and when this determination will be made. Please discuss whether the company could liquidate during the capital return period. Please revise your summary as applicable.

FundCore Institutional Income Trust Inc.

July 28, 2010

The Company has revised the disclosure on pages 94-95 of the Registration Statement in response to the Staff’s comment.

US. Federal Income Tax Considerations, page 109

38.	Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP rather than stating that you expect to receive the opinion.

The Company notes the Staff’s comment and will revise the disclosure prior to effectiveness to reflect receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

Part II, page II-1

Item 37. Undertakings, page II-3

39.	Please revise paragraph (a)(ii) to provide the disclosure required by Item 512(a)(1)(ii) of Regulation S-K or advise us why such revision is not necessary.

The Company has revised the disclosure in response to the Staff’s comment to provide the disclosure required by Item 512(a)(1)(ii) of Regulation S-K.

Exhibits

40.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company notes the Staff’s comment and will file all required exhibits as promptly as possible. The Company is submitting to you supplementally as Annex C drafts of the legal and tax opinions to the Staff with this Amendment No. 1.

41.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

The Company has filed forms of various agreements that are exhibits to the Registration Statement because most of those agreements will not be entered into until the commencement of the offering or after. The Company will file final, executed agreements with the Commission as soon as they become available. To the extent that any of these final, executed agreements are not available prior to effectiveness of the Registration Statement, the Company will file the final, executed agreements with its next filing with the Commission which requires the filing of such agreements. In the case of the Selected Dealer Agreement, that agreement will remain a “form” document that will be entered into only when and if the primary dealer enters into such an agreement with another broker-dealer.

FundCore Institutional Income Trust Inc.

July 28, 2010

* * * * *

Please contact the undersigned at (212) 735-2694 should you require further information or have any questions.

Very truly yours,

/s/ Phyllis Korff

Phyllis Korff

cc:	Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center, 30th Floor
New York, NY 10281